UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 15	OMB APPROVAL
OMB Number: 3235-0167 Expires: March 31, 2021 Estimated average burden hours per response.... 1.50

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-53047

GREENKRAFT, INC.

(Exact name of registrant as specified in its charter)

2530 S. Birch Street

Santa Ana, California 92707

Telephone: (714) 545-7777

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[X]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]
Rule 15d-22(b)	[ ]

Approximate number of holders of record as of the certification or notice date: 94

Pursuant to the requirements of the Securities Exchange Act of 1934 Greenkraft, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 1, 2020	By:	/s/ George Gemayel
George Gemayel
	Title:	President and Chief Executive Officer